FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  December 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

JURY VERDICT FAVOURS ASTRAZENECA IN
NEXIUM ANTITRUST LITIGATION

AstraZeneca today announced that a jury in the US District Court for the District of Massachusetts returned a verdict in favour of AstraZeneca in a Multi-District antitrust case filed by various purchaser groups challenging the previous settlement of Nexium patent litigation with Ranbaxy.

AstraZeneca is pleased with the jury's verdict. The Company has always maintained that the plaintiffs' allegations were without merit.

All parties have appellate rights.

Two cases making similar allegations were filed by numerous purchasers in the state court in Pennsylvania and are still pending.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler                                           +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                                         +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                                         +44 20 7604 8034 (UK/Global)
Jacob Lund                                                  +46 8 553 260 20 (Sweden)
Michele Meixell                                           + 1 302 885 6351 (US)

Investor Enquiries
Thomas Kudsk Larsen                               +44 20 7604 8199                mob: +44 7818 524185
Karl Hård                                                      +44 20 7604 8123             mob: +44 7789 654364
Eugenia Litz                                                 +44 20 7604 8233                mob: +44 7884 735627
Christer Gruvris                                           +44 20 7604 8126                mob: +44 7827 836825

5 December 2014

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 05 December 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary